SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 3, 2021 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated September 3, 2021, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:
	In million of Pesos
	06/30/2021	06/30/2020

Net Result	(24,502)	30,042
Attributable to:
Company's shareholders	(12,569)	5,901
Non-controlling interest	(11,933)	24,141

Other integral results of the period	(11,374)	17,148
Attributable to:
Company's shareholders	(3,343)	(2,265)
Non-controlling interest	(8,031)	19,413

Total Integral results of the period	(35,876)	47,190
Attributable to:
Company's shareholders	(15,912)	3,636
Non-controlling interest	(19,964)	43,554

Shareholders' Equity
Capital stock	589	499
Treasury shares	3	3
Comprehensive adjustment of capital stock and treasury shares	14,960	14,951
Warrants	1,473	-
Additional paid-in capital	18,979	15,909
Premium for trading of treasury shares	135	135
Legal Reserve	719	560
Special Reserve RG 609/12	1,157	1,157
Cost of treasury shares	(225)	(225)
Changes in non-controlling interest	(4,573)	(4,946)
Revaluation Surplus	2,175	1,935
Conversion reserve	5,941	4,484
Reserve for share-based payments	741	741
Special Reserve	-	-
Other comprehensive subsidiary results	(124)	(707)
Other reserves from subsidiaries	30	102
Reserve for purchase of securities issued by the Company	131	131
Retained earnings	(9,665)	3,063
Shareholders’ Equity attributable to controlling company’s shareholders	32,446	37,792
Non-controlling interest	73,447	145,683
TOTAL SHAREHOLDERS’ EQUITY	105,893	183,475

In million of Pesos
Adjustments to the results of previous years	06/30/2021

Change in the valuation method of investment properties	(3,253)
Attributable to:
Company's shareholders	(1,223)
Non-controlling interest	(2,030)

With regard to paragraph l) section 5) of the Regulations, it is recorded that the Board has begun the analysis of the proposals that will be made to the next annual shareholder’s meeting, where the result will be informed to the shareholders and respective bodies, immediately after having been established by the administrative body.

In compliance to Article 62 (1) (6) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the share capital of the Company is ARS 591,642,804, whose shareholding is divided into 591,642,804 nominative non-endorsable common shares of 1 nominal value each and entitled to one vote each. The total of outstanding shares is 589,408,485

As of June 30, 2021, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly, through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 215,998,867 shares, accounting for 36.65% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

We also report that as of June 30, 2021, excluding the direct and indirect shares of Inversiones Financieras del Sur SA and Agroinvestment, and the treasury shares, the remaining shareholders had 373,409,618 registered non-endorsable common shares of 1 nominal value each with one vote each of the Company, which represents 63.35% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued, which empower the shareholders to buy up to 90 million new shares at a price of USD 0.566 for each share. The options expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 681,642,804. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 35,137,449 ordinary shares, which would mean a 36.84% stake on the share capital, that is, 251,136,316 shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

September 3, 2021